# J. Wood Capital Advisors LLC

**Statement of Financial Condition**
**December 31, 2020**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-69348 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/20____ AND ENDING ____12/31/20____
                                        MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. Wood Capital Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1820 Calistoga Road____
(No. and Street)

| Santa Rosa | CA | 95404 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm                                              (212) 897-1685
                                                    (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____SD Mayer & Associates, LLP____
(Name - if individual, state last, first, middle name)

| 235 Montgomery Street, 30th Floor | San Francisco | CA | 94104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

# J. Wood Capital Advisors LLC

## TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Earnings.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



## AFFIRMATION

**I, Jason M. Wood, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to J. Wood Capital Advisors LLC for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.**

**Signature**

CEO

**Title**

**Notary Public**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Marin )ss.
On 02/16/2021 before me, Inn Hiler, Notary Public,
personally appeared Jason Wood,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

INN HILER
Notary Public - California
Marin County
Commission # 2240650
My Comm. Expires Apr 30, 2022

SD Mayer & Associates LLP
235 Montgomery Street, 30th Floor
San Francisco, CA 94104

415 691 4040 main

sdmayer.com

**SDMAYER**
accounting + advisory for life

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Wood Capital Advisors, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. Wood Capital Advisors, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of J. Wood Capital Advisors, LLC's management. Our responsibility is to express an opinion on J. Wood Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J. Wood Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SD Mayer & Associates, LLP

We have served as J. Wood Capital Advisors, LLC's auditor since 2015.

San Francisco, California
February 24, 2021

# J. Wood Capital Advisors LLC
## Statement of Financial Condition
### December 31, 2020

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 5,466,206 |
| Securities held at fair value | 59,621,430 |
| Accrued interest receivable | 335,234 |
| Operating lease right-of-use asset | 110,619 |
| Fixed assets (net of accumulated depreciation of $169,893) | 36,567 |
| Other assets | 51,339 |
| Total assets | $ 65,621,395 |

**Liabilities and Member's Equity**

| | |
|---|---:|
| Profit sharing payable | $ 1,342,885 |
| Accrued expenses | 252,849 |
| Lease liability | 110,619 |
| Total liabilities | 1,706,353 |
| Member's equity | 63,915,042 |
| Total liabilities and member's equity | $ 65,621,395 |

The accompanying notes are an integral part of this financial statement.

1.    **Organization and Business**

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant and engages in private placements of securities.

2.    **Summary of Significant Accounting Policies**

**Basis of Presentation**
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

**Revenue Recognition**
The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory fees are recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Private placements, mergers and acquisitions and financial restructuring fees are recognized at the closing of the respective transactions. Unrealized appreciation or realized gains on securities are included in the statement of operations.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of Significant Accounting Policies (continued)**

**Credit Losses**

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to advisory services and private placement transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

**Leases**

The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate of 3.25%. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

The origination of a new lease resulted in the recording of operating lease right-of-use assets and operating lease liabilities of $129,024 at February 1, 2020.

**Cash and Cash Equivalents**

Cash and cash equivalents include investments in money market funds with a maturity date of three months or less.

**Fixed Assets**

Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

2. **Summary of Significant Accounting Policies (continued)**

**Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Employee Benefit Plan**

The Company participates in a 401(k) plan and a cash balance plan covering its employees. The Company elected to make contributions of approximately $442,000 to the 401(k) plan and $900,000 to the cash balance plan for the year ended December 31, 2020.

4. **Investments**

During 2020, the Company had investments in fixed income bonds. The net unrealized or realized profit on securities is reflected in the statement of operations.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

**Level I** - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

**Level II** – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted debt or equity securities and certain over-the-counter derivatives.

**Level III** – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

4. Investments (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2020:

| Securities held at fair value: | Level I Quoted prices in active markets for identical assets | Level II Significant other observable inputs | Level III Unobservable inputs | Balance as of 12/31/20 |
|---|---|---|---|---|
| Fixed income securities | $ - | $ 59,621,430 | $ - | $ 59,621,430 |
| | $ - | $ 59,621,430 | $ - | $ 59,621,430 |

5.  **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $4,178,000 which exceeded the required net capital by approximately $4,071,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6.  **Fixed Assets**

Fixed assets consist of the following at December 31, 2020:

| | |
|---|---:|
| Furniture and equipment | $ 53,670 |
| Automobiles | 152,790 |
| Less: accumulated depreciation | (169,893) |
| Total | $ 36,567 |

7.  **Commitments**

In February 2020, the Company renewed a lease to occupy office space from the Managing Member of the Company. This yearly lease provides for monthly payments of $2,000 and expires on December 31, 2025.

Maturities of lease liability under the operating lease at December 31, 2020 are as follows :

| Year ending December 31, | Amount |
|---|---:|
| 2021 | $ 24,000 |
| 2022 | 24,000 |
| 2023 | 24,000 |
| 2024 | 24,000 |
| 2025 | 24,000 |
| | $ 120,000 |
| Less: imputed interest | (9,381) |
| | $ 110,619 |

The Company terminated a second lease during the year.

8.  **Concentrations**

    The Company held two bond positions which accounted for 91% of the total assets of the firm.

    The Company's cash and cash equivalents are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

9.  **COVID-19**

    During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. **Subsequent Events**

    The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there were no material subsequent events to disclose.